Exhibit 99.1

GSX Purchases Commercial Real Estate in Zhengzhou, China

Beijing, China, January 31, 2020 — GSX Techedu Inc. (NYSE: GSX) (“GSX” or the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced that it has recently closed the purchase of several plots of commercial real estate in the Economics Development Area of Zhengzhou, Henan Province, for a total consideration of RMB333.8 million. GSX has made the first installment payment of RMB69 million, and expect to complete the payment of the remaining installments within the next 3 years. Such commercial real estate includes two completed office buildings and one office building in construction. GSX plans to use these premises for business operating functions. They expect to begin business operations in these office buildings in the second half of 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. GSX may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and GSX undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX

GSX is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. GSX offers K-12 courses covering all primary and secondary grades as well as foreign language, professional and interest courses. GSX adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@baijiahulian.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com